Exhibit (a)(1)(B)
To: Option Exchange Eligible Employees
From: Doug Hutcheson
Date: August 10, 2011
Subject: Launch of Option Exchange Program
We are pleased to announce that we have officially launched our option exchange program effective today. Under this program, eligible employees will be able to elect to exchange certain stock options they hold for a lesser number of replacement options with a lower exercise price.
Like many telecommunications companies, our stock price has varied significantly over the past few years due to the evolving competitive landscape, changes in customer preferences and a challenging economy. As a result, many employees hold stock options with exercise prices that are significantly higher than the current market price of our stock. As you know, we have recently experienced improvements in our operational performance as a result of the new business initiatives we introduced last year. We believe that it is important to provide our employees with sufficient long-term incentives to help us continue this momentum and achieve our business goals. The stock option exchange program is an important step in restoring long-term value to our employees as part of our incentive and retention programs.
Participation in the option exchange program is entirely voluntary. Current employees who remain employees through the expiration of the exchange offer and who have stock options with exercise prices of $30 or higher are eligible to exchange those options for a lesser number of replacement options with a lower exercise price. The replacement options will have an exercise price equal to the closing price of Leap’s stock on September 14, 2011 (unless we extend the option exchange program) and will vest over a three-year period, 25% on each of the first two anniversaries of grant, and the remaining 50% on the third anniversary of grant. Leap’s executive officers and members of Leap’s board of directors are not eligible to participate in the option exchange program.
The option exchange program is currently scheduled to end at 4:00 p.m. PT on Wednesday, September 14, 2011 and is subject to the terms and conditions described in the offering materials available on the option exchange website, which include the formal “Offer to Exchange” document, FAQs and a guide to the program. We urge you to read the Offer to Exchange and other offer documents governing the Option Exchange, which are available on the Option Exchange website. The website also contains an “Exchange Simulator” tool, which allows you to model different hypothetical scenarios to see how potential movements in the price of Leap common stock would affect you if you decide to participate in the option exchange program.
The option exchange website (www.leapstockoptionexchange.com) is accessible from your home or work computer. Follow the instructions on the website to log into the site. I encourage you to visit the website early to give yourself plenty of time to review all of the offering materials and access personalized information about your eligible options. If you decide to participate in the program, you must submit your election online through the option exchange website before the end of the option exchange program. There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election.
If you have any questions, please send an email to optionexchange@cricketcommunications.com or call the Stock Administration Department at (858) 882-9035.
A final word — while we are excited to be able to offer eligible employees this opportunity, please note that no one from Leap or Cricket or any other entity related to this stock option exchange program may provide any advice, recommendation or additional information about the program, and we encourage you to consult with your own advisors about your decision.

As always, thank you for your continued commitment and support.
What you do matters.